EY
Building a better
working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Sepulveda Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sepulveda Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

SEPULVEDA DISTRIBUTORS, LLC
Exemption Report

Sepulveda Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sepulveda Distributors, LLC

I, Johnson So, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 26, 2016